UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
GENELABS TECHNOLOGIES, INC.
(Name of Subject Company)
GENELABS TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)
Common Stock, no par value
(Title of Class of Securities)
368706206
(CUSIP Number of Common Stock)
Frederick W. Driscoll
President and Chief Executive Officer
(Principal Executive Officer)
505 Penobscot Drive
Redwood City, California 94063
(650) 369-9500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1- 8.
SIGNATURE

     This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Genelabs Technologies, Inc., a California corporation (“Genelabs” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 12, 2008, relating to the tender offer commenced by Gemstone Acquisition Corporation, a California corporation (“Purchaser”) and wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”) and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”) to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Genelabs at a price of $1.30 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 12, 2008 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed with the SEC on November 12, 2008, as amended (the “Schedule TO”). Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
     The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1- 8.
The Schedule 14D-9 is hereby amended and supplemented by adding the following:
     “The tender offer expired at 12:00 midnight, New York City time, on Tuesday, January 6, 2009.
     The depository for the Offer has advised GSK and Genelabs that shareholders of Genelabs have tendered and not withdrawn a total of approximately 39,250,243 Shares. These Shares, together with the Shares beneficially owned by GSK and its wholly-owned subsidiaries, represent approximately 88.55 percent of the outstanding Shares on a fully diluted basis. Purchaser has accepted for payment all Shares tendered in the Offer.
     In accordance with the Merger Agreement, Purchaser exercised its Top-Up Option. The exercise of the Top-Up Option allowed Purchaser to increase its share ownership percentage of Genelabs through the purchase of newly-issued Shares at the tender offer price. As a result, Purchaser owns more than 90% of the outstanding Shares and intends to effect a short-form merger as promptly as practicable, without the need for a meeting of Genelabs shareholders. In the Merger, Purchaser will acquire all other Shares (other than those as to which holders properly exercise dissenters’ rights) at the same $1.30 per share price, without interest and less any required withholding taxes, that was paid in the Offer. As a result of the Merger, Genelabs will become a wholly-owned subsidiary of GSK and Genelabs shares will cease to be traded on The NASDAQ Capital Market.
     The full text of the press release issued by GSK announcing the expiration of the Offer is filed as Exhibit (a)(1)(M) to Amendment No. 6 to the Schedule TO, filed with the SEC on January 7, 2009 on behalf of Purchaser, SKB and GSK.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2009	GENELABS TECHNOLOGIES, INC.
	By:	/s/ Frederick W. Driscoll
Frederick W. Driscoll
President and Chief Executive Officer

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